Wessanen

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Corporate Communications

03 NOV 17 AM 7:21

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	3

SUPPL

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	November 17, 2003
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

03037421

ID #82-1306

11/18

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

More information
Timo de Grefte
T: +31 (0)20 547 95 28
E: t.grefte@wessanen-hq.com

Amstelveen, November 17, 2003 (08.30 a.m.)

Wessanen: Executive Board changes

The Supervisory Board of Koninklijke Wessanen nv announces its intention to adjust the responsibilities and therefore change the composition of the Executive Board. The intended changes should result in a balanced team, focussed on achieving substantial improvements of Wessanen's performance.

To improve synergies and secure geographic focus on Europe, a fourth Executive Board member will be appointed, who will become responsible for all European activities. At the next Shareholders' Meeting on December 3, 2003, it will be proposed to appoint Mr. N.R. Onkenhout in this position.

Niels Onkenhout (42) started his career at Procter & Gamble, in management positions in the Netherlands and France. As second in command he was co-responsible for a major turnaround in the French Health and Beauty Care business, which suffered from a long-term downward sales trend and continued losses. In 1998, he joined Philips' Domestic Appliances and Personal Care (DAP) division as Senior Vice President and as of 2002 as Executive Vice President. He was to a large degree responsible for the successful integration of Sonicare, the electronic tooth brush business and, more recently, the Shaving & Grooming business unit. Onkenhout's broad international experience and expertise in brand and marketing management, successful management of change processes and management of an international organization make him ideally suited for the position of Executive Board member.

After a career of more than 20 years at Tree of Life, Inc., and 7 years as a member of Wessanen's Executive Board, Rick Thorne has expressed his desire to retire and has therefore requested to accept his resignation as Executive Board member and CEO of Tree of Life, Inc. As soon as a successor has been found this will be announced and proposed to the Shareholders' Meeting.

Supervisory Board
Koninklijke Wessanen nv

Wessanen

persbericht

Corporate Communications

Aanvullende informatie
Timo de Grefte
T: +31 (0)20 547 95 28
E: t.grefte@wessanen-hq.com

Amstelveen, 17 november 2003 (08.30 uur)

Wessanen: wijzigingen Concerndirectie

De Raad van Commissarissen van Koninklijke Wessanen nv is voornemens een aanpassing door te voeren in de taakverdeling en daarmee de samenstelling van de Concerndirectie. De voorgenomen wijzigingen zullen resulteren in een evenwichtig team, gericht op een substantiële prestatieverbetering van de onderneming.

Teneinde synergieën en geografische focus in Europa te versterken zal een vierde lid van de Concerndirectie worden benoemd, die verantwoordelijk zal worden voor alle Europese actviteiten. Tijdens de aankomende Vergadering van Aandeelhouders op 3 december aanstaande zal worden voorgesteld de heer N.R. Onkenhout te benoemen in deze functie.

Niels Onkenhout (42) begon zijn carrière bij Procter & Gamble, in managementposities in Nederland en Frankrijk. Als tweede man was hij mede verantwoordelijk voor een belangrijke ommekeer in de Franse Health & Beauty Care activiteiten, die kampten met een langdurige terugval in omzet en winst. In 1998 trad Onkenhout in dienst bij de divisie Domestic Appliances and Personal Care (DAP) van Philips, aanvankelijk als Senior Vice President en later, in 2002, als Executive Vice President. Hij was in belangrijke mate verantwoordelijk voor de succesvolle integratie van Sonicare, de electrische tandenborstel business en, meer recentelijk, voor de business unit Shaving & Grooming.
Zijn ruime, internationale ervaring en expertise in brand en marketing management, het succesvol leidinggeven aan veranderingsprocessen en het leidinggeven aan een internationale organisatie maken Niels Onkenhout bij uitstek geschikt voor de functie van lid van de Concerndirectie

Na een carrière van meer dan 20 jaar bij Tree of Life, Inc., en 7 jaar als lid van Wessanen's Concerndirectie heeft Rick Thorne te kennen gegeven met pensioen te willen gaan. Hij heeft daarom verzocht zijn aftreden als lid van de Concerndirectie en CEO van Tree of Life, Inc. te aanvaarden. Zodra in zijn opvolging is voorzien zal dit nader bekendgemaakt worden en worden voorgelegd aan de Vergadering van Aandeelhouders.

Raad van Commissarissen
Koninklijke Wessanen nv